

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2020

Martin J. Duvall
Chief Executive Officer
Tocagen Inc.
4445 Eastgate Mall, Suite 200
San Diego, California 92121

  Re: Tocagen Inc.
   Amendment 1 to Registration Statement on Form S-4
   Filed April 27, 2020
   File No. 333-237371

Dear Mr. Duvall:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 21, 2020 letter.

Amendment 1 to Registration Statement on Form S-4

Q: What is the Merger?, page 1

1. We note your revisions in response to our prior comment 4. Please also disclose the net cash closing condition and the anticipated range of $2.0 million to $4.0 million of net cash at closing here and elsewhere that you assume $3.0 million in net cash at closing.

Questions and Answers About the Merger, page 1

2. We note that you have entered into asset purchase agreements with Abintus Bio, Inc. for the sale of RNV Platform Assets and Denovo Biopharma LLC for the sale of RRV Platform Assets. Please disclose in this section and elsewhere that you discuss the disposition of Company Assets that you have entered into asset purchase agreements for

the sale of the RNV Platform Assets and RRV Platform Assets. Please also describe the material terms of these agreements and file them as exhibits to your registration statement. See Item 601(b)(10) of Regulation S-K.

Merger Consideration and Exchange Ratio, page 143

3.   We note your responses to our prior comments 12 and 13 that the final Exchange Ratio will be disclosed in a Form 8-K five business days prior to the meeting of the Tocagen stockholders to consider the merger. It appears from your disclosure that the Exchange Ratio is subject to adjustment until the Closing Date. Please disclose clearly the date on which the Exchange Ratio will be finalized.

You may contact Julie Sherman at (202) 551-3640 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at (202) 551-7237 or Irene Paik at (202) 551-6553 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Karen Deschaine